November 29, 2004

Mail Stop 0409

Thomas W. Kitchin
Chairman and Chief Executive Officer
Jameson Inns, Inc.
8 Perimeter Center East, Suite 8050
Atlanta, GA  30346-1604

Re:	Jameson Inns, Inc.
      Form S-3 filed October 22, 2004
      File No. 333-119016

Dear Mr. Kitchin:

	We have limited our review of your filing to the legal disclosure in the registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have read your response to our comment no. 2. Please tell us whether you will receive a response e-mail or return receipt from each participant indicating they received the notice of a new posting on your website. Also, tell us whether participants will be able to download the electronic documents from your website. We may have further comments.

2. We note your response to prior comment 2. Please provide a further analysis of how your proposed program will satisfy the requirement in Section 5(b) of the Securities Act that each sale of a security must be accompanied by a Section 10(a) prospectus. Provide legal support for your analysis.

3. Please provide us with a copy of the disclosure each guests receives when enrolling in the Jameson Stock Awards Program.

4. We note disclosure on page 4 indicating that a participant could revoke consent to electronic delivery of your annual reports, proxy statements, prospectus supplements and other documents. Supplementally, please describe the procedures you will employ in the event a participant revoke its consent to electronic delivery. Also, describe the procedures you will use in the event that electronic delivery fails. Revise the prospectus to include appropriate disclosure about these procedures.

5. Refer to comment 5. Please expand your supplemental analysis to discuss why your officers, directors, employees, or other affiliates who participate in the sale of your stock should not be required to be registered with the Commission as broker-dealers.

6. Please revise your disclosure to indicate whether you or the Program Administrator will send out confirmations to participants after the purchase of each security. If so, indicate whether they will send confirmations by U.S. Mail, electronic delivery, or by some other means.

7. Please confirm that you own the properties pictured in this prospectus.

Risk Factors, page 4

The costs of defending and paying claims asserted against us could be substantial..., page 7

8. Please revise your risk factor to discuss how this risk will affect your company or the securities being offer. For example, explain how this lawsuit may have a detrimental impact on you financially.

Exhibit 5.1 - Legal Opinion

9. Counsel`s disclaimer that it is not a member of the Bar of the State of Georgia is not appropriate. Counsel must opine on the law of the state of the issuer`s incorporation. We will not object to an opinion of counsel on a jurisdiction in which counsel is not admitted to practice, as long as the opinion is not qualified as to jurisdiction. Please provide a revised opinion that omits the carve-out for Georgia law.




*  *  *  *



      No further review of the registration statement has been or will be made. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jeffrey A. Shady, at (202) 942-1901, or me at
(202) 942-1960 with any questions.

Sincerely,



Karen J. Garnett
Assistant Director



cc:	Lynnwood R. Moore, Esq. (via facsimile)
	Connors & Winters, P.C.
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Jameson Inns, Inc.
Page 3